UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 7, 2010**



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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01   Other Events.

Incorporated by reference is a press release issued by the Company on April 7, 2010, and attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

ITEM 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on April 7, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL
     Emil Hensel
     Chief Financial Officer

Dated: April 8, 2010

LINKS

Item 8.01 Other Events.
Item 9.01 Financial Statements and Exhibits





Exhibit 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES FIRST QUARTER 2010 EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

BOCA RATON, Fla. – April 7, 2010 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) will hold its quarterly conference call to discuss its first quarter 2010 financial results on Thursday, May 6, 2010, at 10:00 a.m. Eastern Time. The Company intends to distribute its earnings press release after the close of business on Wednesday, May 5, 2010.

This call will be webcast live and can be accessed at the Company's website at www.crosscountryhealthcare.com or by dialing 888-603-8918 from anywhere in the U.S. or by dialing 517-308-9260 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from May 6th through May 20th. A replay of the conference call will be available by telephone from approximately noon Eastern Time on May 6th until May 20th by calling 866-359-6495 from anywhere in the U.S. or 203-369-0152 from non-U.S. locations – Passcode: 2010.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a diversified leader in healthcare staffing services offering a comprehensive suite of staffing and outsourcing services to the U.S. healthcare market. The Company believes it is one of the top two providers of travel nurse and allied staffing services; one of the top three providers of temporary physician staffing (locum tenens) services; a leading provider of clinical trials staffing services and retained physician search services; and a provider of educational seminars, specifically for the healthcare marketplace. On a company-wide basis, Cross Country Healthcare has approximately 4,500 contracts with hospitals and healthcare facilities, pharmaceutical and biotechnology customers, and other healthcare organizations. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com